Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-268747, November 13, 2025

SLV

iShares Silver Trust

iShares by BlackRock

Fact Sheet as of September 30, 2025

FUND DESCRIPTION

The iShares Silver Trust seeks to track the price performance of silver bullion. The fund offers a way to gain exposure to the silver market without directly purchasing physical silver.

The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

GROWTH OF HYPOTHETICAL $10,000 SINCE INCEPTION


40,000
30,000
20,000
10,000
0
Apr-06
Apr-08
Apr-10
Apr-12
Apr-14
Apr-16
Apr-18
Apr-20
Apr-22
Apr-24
Sep-25
Fund
Benchmark

The Hypothetical Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including the sponsor's fee and other expenses were deducted.

CALENDAR YEAR PERFORMANCE (%)

	2020	2021	2022	2023	2024
NAV	46.05	-13.25	3.19	-1.14	20.89
Market Price	47.30	-12.45	2.37	-1.09	20.89
Benchmark	46.77	-12.84	3.73	-0.65	21.50

ANNUALIZED PERFORMANCE (%)

	1y	3y	5y	10y	Since Inception
NAV	47.86	33.74	13.67	11.60	6.56
Market Price	49.14	34.28	14.38	11.81	6.62
Benchmark	48.59	34.40	14.25	12.16	7.09

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

Beginning 8/10/20, the market price returns are calculated using the closing price. Prior to 8/10/20, the market price returns were calculated using the midpoint of the bid/ask spread at 4:00 PM ET. The returns shown do not represent the returns you would receive if you traded shares at other times.

On August 15, 2014, the iShares Silver Trust began tracking a new underlying benchmark, the LBMA Silver Price. Benchmark performance prior to this date reflects the London Silver Fix benchmark.

KEY FACTS

Asset Class: Commodity
Reference Benchmark: LBMA Silver Price
Fund Launch Date: 04/21/2006
Distribution Frequency: None
CUSIP: 46428Q109
Ounces in Trust: 504,287,440.70
Tonnes in Trust: 15,685.09
Shares Outstanding: 555,400,000
Exchange: NYSE Arca
Basket Amount: 45,382.00
Indicative Basket Amount: 45,381.40
Mid-Point Price: 42.35
Net Assets of Fund (M): $23,276.97

FEES AND EXPENSES BREAKDOWN

Sponsor Fee	0.50%

FUND CHARACTERISTICS

Equity Beta (3y): 0.18
Standard Deviation (3y): 26.86%

GLOSSARY

Equity Beta (3y): Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market. Calculated vs. S&P 500.

Mid-Point Price: The midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Fund's NAV is calculated (usually 4:00 pm eastern time for most funds).

Tonnes in Trust: One metric tonne is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

Distribution Frequency: How often a distribution is paid by the fund. The most common distribution frequencies are annually, biannually and quarterly.

Basket Amount: The Basket Amount for a given day is calculated by multiplying the NAV by the number of shares in each Basket (40,000).

Standard Deviation (3y): Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile.

IMPORTANT INFORMATION:

iShares Silver Trust (the "Silver Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risks including possible loss of principal.

Because shares of the Silver Trust are intended to reflect the price of the silver held by the Silver Trust, the market price of the shares is subject to fluctuations similar to those affecting silver prices. Additionally, shares of the Silver Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Diversification may not protect against market risk or loss of principal.

Shares of the Silver Trust are intended to reflect, at any given time, the market price of silver owned by the trust at that time less the trust's expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.**

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the trust due to sales of silver necessary to pay the sponsor's fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust's silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been avoidable.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the iShares Silver Trust may be bought or sold on the secondary market through any brokerage account, shares are not redeemable except in large aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

When comparing commodities and the Silver Trust, it should be remembered that the sponsor's fee associated with the Trust is not borne by investors in individual commodities. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

The iShares Silver Trust's silver and other assets are valued on the basis of each day's announced LBMA Silver Price, the price of an ounce of silver set by an electronic, auction-based platform from CME Group Inc. and Thomson Reuters, minus all accrued fees, expenses and liabilities. The LBMA Silver Prices are for illustrative purposes only and do not represent actual Trust performance.

All references to LBMA Silver Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

BlackRock provides compensation in connection with obtaining or using third-party ratings and rankings.

Not FDIC Insured - No Bank Guarantee - May Lose Value

Contact Us

For US: 1-800-474-2737 • ISHARES.COM

497032